                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 8-B


            REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS


                   FILED PURSUANT TO SECTION 12(B) OR (G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                      ___________________________________

                              NORAM ENERGY CORP.
                      FORMERLY KNOWN AS: HI MERGER, INC.
            (Exact name of registrant as specified in its charter)


               DELAWARE                                  76-0511406
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


            1111 LOUISIANA
            HOUSTON, TEXAS                                  77002
(Address of principal executive offices)                  (Zip Code)

                      ___________________________________


Securities to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

          Title of each class               Name of each exchange on which
          to be so registered               each class is to be registered
          -------------------               ------------------------------

      6% Convertible Subordinated               New York Stock Exchange
          Debentures due 2012

Securities to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Not applicable.
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ITEM 1.   GENERAL INFORMATION.

          (a) HI Merger, Inc. ("Merger Sub"), a wholly owned subsidiary of Houston Industries Incorporated ("HII"), was incorporated in Delaware on August 9, 1996. On the closing date of the Succession Transaction (as described below), Merger Sub changed its name to NorAm Energy Corp. ("New NorAm").

          (b) New NorAm's fiscal year ends December 31 of each year.

ITEM 2.   TRANSACTION OF SUCCESSION.

          (a) Predecessor Entities: Merger Sub and NorAm Energy Corp., a Delaware corporation ("NorAm").

          (b) Succession Transaction: For a description of the Succession Transaction, reference is made to the Joint Proxy Statement/Prospectus included as part of the Registration Statement on Form S-4 of HII and Houston Lighting & Power Company, No. 333-11329 (and Amendments No. 1 and 2 thereto) (the "Joint Proxy Statement/Prospectus"). Reference is specifically made to the sections of the Joint Proxy Statement/Prospectus entitled "Summary -- The Transaction" and "The Transaction."

ITEM 3.   SECURITIES TO BE REGISTERED.

          New NorAm has authorized $130,000,000 principal amount of 6% Convertible Subordinated Debentures due 2012 ("Debentures"), of which $117,000,000 are issued and outstanding and $6,500,000 are held by or for the account of New NorAm.

ITEM 4.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          For a description of the Debentures, see the information set forth under the heading "Description of Debentures" contained in the Prospectus included as part of the Registration Statement on Form S-3 of NorAm, File
No. 33-12096, as filed on February 19, 1987 and amended thereafter, except that the subsections entitled "-- Outstanding Debt Securities" and "-- Subordination" are deleted and replaced in their entirety with the following:

OUTSTANDING DEBT SECURITIES

          The Company has, pursuant to an Indenture dated as of December 1, 1986 (the "1986 Indenture") and an Indenture dated as of April 15, 1990 (the "1990 Indenture"), outstanding Medium-term Notes due through 2001, 8.875% Notes due 1999, 7 1/2% Notes due 2000, 8.90% Notes due 2006, 9.875% Notes due 2018 and 10%
Notes due 2019 (collectively, the "Notes"). As of July 31, 1997, an aggregate of approximately $1,587,969,000 principal amount of the Notes were issued and outstanding. Although the 1986 Indenture and the 1990 Indenture do not create a lien on the properties of the Company, the Notes will constitute Senior Indebtedness for purposes of the Indenture. Consequently, payment of the Debentures will be subordinated to the payment of the Notes and all other outstanding Senior Indebtedness. The
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1986 Indenture and the 1990 Indenture have been filed as exhibits to this
Registration Statement and the above descriptions are qualified in their entirety by reference to the 1986 Indenture and the 1990 Indenture. See "Subordination" below.

SUBORDINATION

          The payment of principal of (and premium, if any, on) sinking fund requirements for and interest on, the Debentures will be subordinated in right of payment to the payment of all Senior Indebtedness of the Company. "Senior Indebtedness" is defined as the principal of, premium, if any, and unpaid interest on the following: (a) all indebtedness of the Company (including the indebtedness of others guaranteed by the Company) other than the Debentures, whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which is (i) for money borrowed, including, without limitation, the Notes, or (ii) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind; (b) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and lease-back transaction to which the Company is a party; and (c) amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, unless in any case in the instrument creating or evidencing any such indebtedness or obligation or pursuant to which the same is outstanding it is provided that such indebtedness or obligation is not superior in right of payment to the Debentures.

ITEM 5.   FINANCIAL STATEMENTS AND EXHIBITS.

          (a)  Financial Statements:  None.

          (b)  Exhibits:  See Index to Exhibits.

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                               INDEX TO EXHIBITS

          *  Incorporated by reference as indicated

                                                            REPORT OR                   SEC FILE OR
EXHIBIT                                                    REGISTRATION                REGISTRATION       EXHIBIT
  NO.                    DESCRIPTION                        STATEMENT                     NUMBER          REFERENCE
-------                  -----------                       ------------                ------------       ---------
*2(a)(1)       Agreement and Plan of Merger among           Form 8-K dated                1-3187              2
               HI, HL&P, Merger Sub and NorAm,              August 11, 1996
               dated as of August 11, 1996, as
               amended

*2(a)(2)       Amendment to Agreement and Plan of           Registration Statement        333-11329           2(c)
               Merger among HII, HL&P, Merger Sub           on Form S-4
               and NorAm, dated as of August 11, 1996

*2(b)          HII, HL&P and NorAm Joint Proxy              Registration Statement        333-11329
               Statement/Prospectus                         on Form S-4

3(a)           Articles of Incorporation of New NorAm

3(b)           Bylaws of New NorAm

*4(a)          Indenture, dated as of December 1,            Form 10-K for the year       1-3751              4.14
               1986, between NorAm and Citibank,             ended December 31, 1996
               N.A., as Trustee

*4(b)          Indenture, dated as of March 1, 1987,         Registration Statement       33-14586            4.20
               between NorAm and The Chase Manhattan         on Form S-3
               Bank, as Trustee, authorizing 6%
               Convertible Subordinate Debentures
               due 2012

*4(c)          Indenture, dated as of April 15, 1990,        Registration Statement       33-23375            4.1
               between NorAm and Citibank, N.A.,             on Form S-3
               as Trustee

*4(d)          Indenture, dated as of June 15, 1996,         Registration Statement       33-64001            4.8
               between NorAm and The Bank of New York,       on Form S-3
               as Trustee

*4(e)          Form of First Supplemental Indenture          Form 8-K dated               1-3751              4.01
               between NorAm and The Bank of New York,       June 10, 1996
               as Trustee

*10(a)         Deferred Compensation Agreement               Form 10-K for the year       1-3751              10.2
                                                             ended December 31, 1988

*10(b)         Deferred Stock Appreciation                   Form 10-K for the year       1-3751              10.3
               Agreement                                     ended December 31, 1988

*10(c)         Executive Supplemental Medical Plan           Proxy Statement, Annual      1-3751              Page 13
                                                             Meeting of Stockholders,
                                                             dated May 12, 1987

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
                                                            REPORT OR                   SEC FILE OR
EXHIBIT                                                    REGISTRATION                REGISTRATION       EXHIBIT
  NO.                    DESCRIPTION                        STATEMENT                     NUMBER          REFERENCE
-------                  -----------                       ------------                ------------       ---------
*10(d)         1982 Nonqualified Stock Option Plan           Registration Statement       2-84830
               with Appreciation Rights                      on Form S-8

*10(e)         Nonqualified Executive Disability             Form 10-K for the year       1-3751              10.6
               Income Plan                                   ended December 31, 1988

*10(f)         Nonqualified Unfunded Executive               Form 10-K for the year       1-3751
               Supplemental Income Retirement Plan           ended December 31, 1988

*10(g)         Unfunded Nonqualified Retirement              Form 10-K for the year       1-3751              10.10
               Income Plan                                   ended December 31, 1985

*10(h)         Annual Incentive Award Plan                   As maintained in the         1-3751
                                                             files of the Commission

*10(i)         Long-Term Incentive Compensation              Registration Statement       33-10806
               Plan                                          on Form S-8

*10(j)         Service Agreement, by and between             Form 10-K for the year       1-3751              10.20
               Mississippi River Transmission                ended December 31, 1989
               Corporation and Laclede Gas
               Company, dated August 22, 1989

*10(l)         Agreement and Plan of Merger, dated           Registration Statement       33-27428              A
               as of July 30, 1990, between NorAm,           on Form S-4
               Diversified Energies, Inc. and
               Minnegasco, Inc.

*10(m)         Incentive Equity Plan                         Proxy Statement, Annual      1-3751            Appendix B
                                                             Meeting of Stockholders,
                                                             dated May 10, 1994

*10(n)         Non-Employee Director Restricted              Proxy Statement, Annual      1-3751            Appendix D
               Stock Plan                                    Meeting of Stockholders,
                                                             dated May 10, 1994

*10(o)         Form of Severance Agreement for               Form 10-Q for the quarter    1-3751              99.2
               each of the Chief Executive Officers          ended June 30, 1996
               and the four most highly compensated
               executive officers of NorAm (T. Milton
               Honea, Charles M. Oglesby, Michael B.
               Bracy, William A. Kellstrom, Hubert
               Gentry, Jr.) and for 10 other executive
               officers of NorAm

21             Subsidiaries of New NorAm

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                                   SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this application for registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NORAM ENERGY CORP.



                                                 /s/ RUFUS S. SCOTT
Date: August 12, 1997                       By: _______________________________
                                                Rufus S. Scott
                                                Assistant Treasurer

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